Exhibit 99.1

Yingli Green Energy Announces Preliminary Financial Results for Second Quarter 2016

To announce second quarter 2016 financial results on August 23, 2016

BAODING, China, August 8, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced that it plans to release its unaudited financial results for the second quarter ended June 30, 2016, before the U.S. market opens on Tuesday, August 23, 2016.

Based upon preliminary data, the Company expects to maintain a positive momentum into the second quarter of 2016, with an estimated net profit margin of 2.5% to 3.5% for the second quarter of 2016. The Company estimates that PV module shipments (including shipments to the Company’s own downstream PV projects) in the second quarter of 2016 were in the range of 630MW to 660MW, exceeding its previous guidance of 580MW to 620MW. The Company estimates that its overall gross margin for the second quarter of 2016 was in the range of 17%-19%, slightly decreased from the first quarter of 2016, which was mainly due to the lower average selling price of the Company’s PV modules in the second quarter of 2016 compared to the first quarter of 2016 primarily as a result of higher proportion of shipments to China in the second quarter of 2016, where the selling price of PV modules generally is lower than that in other markets.

These preliminary second quarter results are based on the Company’s management's preliminary review of operations for the second quarter of 2016 and remain subject to change based on the management's ongoing review of the second quarter results.

In order to help investor learn more about its unaudited financial results for the second quarter of 2016, the Company will hold a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on August 23, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 60248726

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until August 31, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 60248726

About Yingli Solar

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli" or "Yingli Solar", is one of the world's leading solar panel manufacturers. Yingli's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli has more than 30 regional subsidiaries and branch offices and has distributed more than 15GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli's filings with the U.S. Securities and Exchange Commission. Yingli does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com